UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Esports Entertainment Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29667k306

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐    Rule 13d-1(b)
☒    Rule 13d-1(c)
☐    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29667k306	13G/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
ThreeD Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❏ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ❏
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0% (1)
12	TYPE OF REPORTING PERSON*
CO

(1) Based upon 70,922,944 shares of the Issuer’s Common Stock, par value $0.001 issued and outstanding as of November 11, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

CUSIP No. 29667k306	13G/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Sheldon Inwentash
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❏ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,665 (2)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
6,665 (2)
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,665
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ❏
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.0094% (3)
12	TYPE OF REPORTING PERSON*
IN

(2) Includes (i) 3,333 shares of the Issuer’s Common Stock, par value $0.001, of which Sheldon Inwentash is the beneficial owner and (ii) 3,332 shares of the Issuer’s Common Stock that Sheldon Inwentash has the right to obtain anytime prior to the expiration date of on June 4, 2023 upon the conversion of 3,332 Options, at a ratio of one share of Common Stock for each Option.

CUSIP No. 29667k306	13G/A	Page 4 of 9 Pages

(3) Based upon 70,922,944 shares of the Issuer’s Common Stock, par value $0.001 issued and outstanding as of November 11, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022, together with the 3,332 shares of the Issuer’s Common Stock that Sheldon Inwentash has the right to obtain anytime prior to the expiration date of June 4, 2023 upon the conversion of 3,332 Options.

CUSIP No. 29667k306	13G/A	Page 5 of 9 Pages

Item 1  (a). Name of Issuer:

Esports Entertainment Group Inc.

Item 1 (b). Address of Issuer's Principal Executive Offices:

Block 6, Triq Paceville

St. Julians, STJ 3109

Malta

Item 2 (a).  Name of Person Filing:

ThreeD Capital Inc., is a corporation formed under the laws of Canada under the Canada Business Corporations Act with a principal place of business at 130 Spadina Ave., Suite 401, Toronto, Ontario M5V 2L4

Sheldon Inwentash is the Chief Executive Officer of ThreeD, having his principal place of business at 130 Spadina Ave., Suite 401, Toronto, Ontario M5V 2L4

Item 2 (b). Address of Principal Business Office or, if None, Residence:

130 Spadina Ave., Suite 401, Toronto, Ontario M5V 2L4

Item 2 (c).  Citizenship:

ThreeD Capital Inc. is a Canadian Corporation

Sheldon Inwentash is a Canadian citizen

Item 2 (d). Title of Class of Securities:

Common Stock

Item 2 (e).  CUSIP Number:

29667k306

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ Employee benefit plan or endowment plan in accordance with Rule 13d- 1(b)(1)(ii)(F);

(g) ☐ Parent holding company or control person, in accordance with Rule 13d- 1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3):

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(k). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________

CUSIP No. 29667k306	13G/A	Page 6 of 9 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

ThreeD Capital Inc.

(a) Amount beneficially owned: 0

(b) Percent of class: 0% (1)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

Sheldon Inwentash

(a) Amount beneficially owned: 6,665 (2)

(b) Percent of class: 0.0094% (3)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 6,665 (2)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 6,665 (2)

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

CUSIP No. 29667k306	13G/A	Page 7 of 9 Pages

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

(1) Based upon 70,922,944 shares of the Issuer’s Common Stock, par value $0.001 issued and outstanding as of November 11, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

(2) Includes (i) 3,333 shares of the Issuer’s Common Stock, par value $0.001, of which Sheldon Inwentash is the beneficial owner and (ii) 3,332 shares of the Issuer’s Common Stock that Sheldon Inwentash has the right to obtain anytime prior to the expiration date of June 4, 2023 upon the conversion of 3,332 Options, at a ratio of one share of Common Stock for each Option.

(3) Based upon 70,922,944 shares of the Issuer’s Common Stock, par value $0.001 issued and outstanding as of November 11, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022, together with the 3,332 shares of the Issuer’s Common Stock that Sheldon Inwentash has the right to obtain anytime prior to the expiration date of June 4, 2023 upon the conversion of 3,332 Options.

CUSIP No. 29667k306	13G/A	Page 8 of 9 Pages

Item 10.  Certification. By signing below, the undersigned certify that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

THREED CAPITAL INC.

By:	/s/ Sheldon Inwentash
Sheldon Inwentash
Chief Executive Officer

SHELDON INWENTASH

By:	/s/ Sheldon Inwentash
Sheldon Inwentash

CUSIP No. 29667k306	13G/A	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)